SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of June, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.               Nokia Press Release, June 3, 2003:

“Nokia obtains CDMA manufacturing licence for China”

2.               Nokia Press Release, June 11, 2003:

“Nokia sees new users, multimedia and corporate mobility driving market growth”

3.               Nokia Press Release, June 13, 2003:

“Nokia has started commercial deliveries of the world’s first dual-mode 3GPP compliant GSM/WCDMA mobile phone capable of seamless handovers”

PRESS RELEASE

June 3, 2003

Nokia obtains CDMA manufacturing licence for China

The government of the People’s Republic of China has granted Nokia a licence to manufacture and sell mobile terminals using the Code Division Multiple Access (CDMA) technology in China. BNMT, Nokia’s manufacturing joint venture in China, is now able to proceed with its plans to introduce its first CDMA based products for the Chinese market. The company intends to start deliveries of its first CDMA terminals to the Chinese market during the second half of 2003.

“The manufacturing license is not only a statutory requirement for manufacturing and selling CDMA based products in China. It also demonstrates that Nokia’s CDMA technology meets the high level of expectations and contains the advanced features required by the Chinese consumers. Nokia plans to build an equally strong presence in CDMA in China as we currently have in GSM. I would like to thank the related Chinese authorities for their support throughout the licensing process,” said Urpo Karjalainen, President of Nokia (China) Investment Co., Ltd.

Nokia has had a strong presence in China since 1985. With innovative technology, Nokia has continuously strengthened its market position in China as a leading supplier of mobile and broadband network systems and mobile phones. China is an important part of Nokia’s global manufacturing and R&D networks. In China, Nokia is the largest exporter in the mobile telecommunications industry. Nokia has established more than 50 offices and two R&D centers in China, employing over 4 700 people.

The understanding of local market requirements is essential for success; hence Nokia has invested significantly in research and development in China. This has yielded important innovations in, for example, Chinese language input methods. Recently Nokia has introduced the Nokia 6108, a model specifically designed in and planned for China. With its intuitive touch pad and pen input for Chinese character messaging, the Nokia 6108 demonstrates Nokia’s strong and long-term commitment to developing products for China

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

For further information, please contact:

Nokia Mobile Phones

Communications

Tel. +358 7 1800 8000

Nokia.mobile.phones@nokia.com

www.nokia.com

PRESS RELEASE

June 11, 2003

Nokia sees new users, multimedia and corporate mobility driving market growth

•          Total market volumes estimated to rise approximately 10% year on year in 2003 with

•          Mobile subscriptions reaching 1.6 billion by end 2005

At the company’s annual mid-year strategy update in Finland on Wednesday, Nokia top management reiterated its belief in the long-term growth opportunities of the mobile industry.

While general economic uncertainties continue to impact demand, Jorma Ollila, Chairman and CEO, said Nokia believes the market was capable of growing volumes for 2003 by approximately 10%, up from the 405 million units in 2002. The company also raised its estimate for the total number of mobile subscriptions to reach 1.6 billion by the end of 2005.

Mobilizing imaging, games and enterprise

As mobility expands into new business areas like imaging, games and enterprise, Nokia believes the opportunities for value creation increase markedly.

In imaging, camera phones are now being positioned across the mobile market from low to high-end products, with volumes estimated to surpass digital still camera market volumes by the middle of 2003. Nokia has already announced five different camera phones with more to follow in the second half of this year. In order to drive up penetration, the company is also working to bring the integrated camera feature as quickly as possible to lower priced mobile devices.

In entertainment, Nokia sees mobility as the next big thing for the USD 30 billion games market. The Nokia N-Gage, scheduled to be available globally on October 7, will bring on-line and multiplayer games to consumers, independent of time and place.

Mobilization of enterprise processes also presents a big opportunity to expand Nokia’s product range. In Europe alone, 50 million mobile professionals already spend at least one day per week outside the office.

Nokia to ship first WCDMA phones

In next generation technologies, the company today reconfirmed the availability of the Nokia 6650 GSM/WCDMA mobile phone to selected operators within this month. During the past 12 months, Nokia has conducted the mobile industry’s largest ever field pilot and testing program, using close to 20,000 Nokia 6650 phones in practically every WCDMA network in the world.

Nokia networks targets WCDMA market leadership

At Nokia Networks, previously announced restructuring continues as planned. The division is moving towards a more focused, flexible organization that reflects current operator spending levels, while matching management objectives of increased market share, sustainable profitability and higher product and process quality.

The company sees strong opportunities in mobile voice, mobile data and the substitution of fixed to mobile infrastructure. In WCDMA, Nokia has already gained more than 30% of the market and currently leads the industry in WCDMA deployment, with over 20,000 base stations shipped globally. Nokia believes it is well on track to achieving its targeted 35% market share in WCDMA networks.

Nokia long-term target to lead CDMA market

In line with Nokia’s long-term target to become the leading CDMA mobile device manufacturer globally, the company has already launched seven new 1X products this year. The positive effects of this expanding product range, combined with closer collaboration with CDMA carriers, has enabled Nokia to see an increase in CDMA market share during the second quarter.

The recent announcement with STMicroelectronics (STM) and Texas Instruments (TI) to offer a joint CDMA chip set was also an important step in building a more balanced CDMA business system. In combining their CDMA expertise, the companies will  provide new opportunities for handset vendors and carriers, while bringing greater economies of scale to the CDMA market overall.

Nokia makes positive developments in China and India

In China, the company continues to focus on growing market share and leveraging the strong Nokia brand preference there. This year, Nokia has already seen its market share position stabilize. This largely reflects substantial improvements in Nokia’s China distribution system as well as continued localization of its mobile phone product portfolio. The recently launched Nokia 6108, a pen-based messaging device designed for texting in Chinese, is a good example of a locally relevant product.

Building a strong presence in CDMA is also an important factor in increasing overall market share in China and India. As previously announced, Nokia last week received an official license to manufacture and market CDMA phones in China. Sales are expected to start during the second half of this year.

Nokia sees market share gains during 2Q in the US

In the US, Nokia is targeting clear leadership, with a primary focus on increasing and sustaining market share gains across all trade customers and all technologies. During the first half, the company has already launched 17 new phones to the Americas market. Early indications in the second quarter point towards significant market share gains in the US market.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect.  Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the mobile phone replacement market and the timing and success of the roll-out of new products and solutions based on 3G and subsequent new technologies; 2) demand for our products and solutions; 3) the development of the mobile software and services market in general; 4) the availability of new products and services by network operators; 5) market acceptance of new products and service introductions; 6) the intensity of competition in the mobile communications market and changes in the competitive landscape; 7) the impact of changes in technology; 8) general economic conditions globally and in our most important markets; 9) pricing pressures; 10) consolidation or other structural changes in the mobile communications market; 11) the success and financial condition of the Company’s partners, suppliers and customers; 12) the management of the Company’s customer financing exposure; 13) the success of our product development; 14) our success in maintaining efficient manufacturing and logistics as well as high product quality; 15) the ability of the Company to source quality components and research and development without interruption and at acceptable prices; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions; 17) inventory management risks resulting from shifts in market demand; 18) fluctuations in exchange rates, including, in particular, the fluctuations between the euro, which is our reporting currency, and the US dollar and the Japanese yen; 19) the impact of changes in government policies, laws or regulations; as well as 20) the risk factors specified on pages 11 to 18 of the Company’s Form 20-F for the year ended December 31, 2002.

For more information:

Lauri Kivinen, Corporate Communications, tel. +358 7180 34495

Ulla James, Investor Relations, tel. +358 7180 34962

Antti Räikkönen, Investor Relations, tel. +358 7180 34290

Bill Seymour, Investor Relations, tel. +1 469 569 8534

www.nokia.com

PRESS RELEASE

June 13, 2003

Nokia has started commercial deliveries of the world’s first dual-mode 3GPP compliant GSM/WCDMA mobile phone capable of seamless handovers

The Nokia 6650 phone is expected to become available in Europe, Asia and Japan as mobile operators roll out their 3G services

Following the successful completion of the piloting and test program, Nokia has started shipments of the Nokia 6650 mobile phone to selected mobile operators and retailers in Europe and Asia, including Japan. Operators will now be able to provide their customers with the Nokia 6650 as a standard GSM phone, a WCDMA phone or a dual-mode GSM/WCDMA phone, depending on their network architecture. The Nokia 6650 is the first mobile phone in the market capable of seamless hand-overs between GSM and WCDMA systems in a dual-mode network.

Consumers will be able to enjoy global roaming on all GSM900/1800 networks globally as well as on WCDMA networks in Japan and Europe. Those operators building WCDMA coverage to complement their existing GSM900/1800 coverage can now offer high data speed services of up to 384 kbps with WCDMA, while having the full coverage of the GSM900/1800 grid in a single terminal with proven dual system capabilities, tested for interoperability across the full range of functionality with the leading infrastructure vendors.

“The Nokia 6650 is a perfect companion for the traveling business professional, who needs both high-speed data services, such as the fast downloading of emails to his laptop and access to information services, as well as extensive roaming. For a Japanese user, the Nokia 6650 offers seamless roaming in Europe and Asia, and for a GSM user, seamless roaming in Japan,” said Juha Putkiranta, Senior Vice President, Nokia Mobile Phones.

He adds: “I would like to take this opportunity to thank all those people who took part in our biggest ever field pilot and testing program, in which we have been successfully working out interoperability challenges and enhancing the phone’s capabilities. Almost 20 000 Nokia 6650 phones were used in the pilot program. The commercial availability of the Nokia 6650 will open the road for the commercial 3G service experience.”

The availability of services utilizing WCDMA technology is determined by individual operator plans. As a result, availability of the Nokia 6650 will vary by country and by operator. The first operator shipments of the Nokia 6650 commercial release will be delivered to J-Phone and mobilkom austria during June. Nokia expects that during the second half of 2003, approximately 20 operators worldwide will introduce WCDMA either as their main radio technology or as a complementary enhancement to their existing GSM network.

Consumers are already using a number of 3G services in current networks: multimedia messaging, various types of downloading, sending and receiving videos. While the underlying technology is transparent to the consumer, mobile phone users will see the benefits of WCDMA in faster and more convenient service delivery, and in the introduction and availability of new services, such as multitasking.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Further information:

Nokia Mobile Phones

Communications

Tel. +358 71800 8000

Email: nokia.mobile.phones@nokia.com,

www.nokia.com

Press pictures of the Nokia 6650 phone can be obtained from www.nokia.com.

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2003	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel